

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Eric Seeton
Chief Financial Officer
Franchise Group, Inc.
109 Innovation Court, Suite J
Delaware, OH 43015

> **Re: Franchise Group, Inc.**
> **Form 10-K for the year ended December 25, 2021**
> **Filed on February 23, 2022**
> **File No. 001-35588**

Dear Mr. Seeton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 25, 2021

Note 2. Acquisitions, page 57

1. Please disclose a qualitative description of the factors that resulted in goodwill and the amount of goodwill that is expected to be deductible for tax purposes related to the Sylvan and Pet Supplies Plus acquisitions. See ASC 805-30-50-1(a) and ASC 805-30-50-1(d).

Note 7. Revenue, page 68

2. Please revise to disclose in all future filings the amount of revenue recognized in the reported period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8(b).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction